UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: August 8, 2001

THE MONTANA POWER COMPANY
(Exact name of registrant as specified in its charter)

Montana	**1-4566**	**81-0170530**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 East Broadway, Butte, Montana	**59701-9394**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(406) 497-3000**

ITEM 5. Other Events.

Qwest Communications Corporation

In our second quarter Form 10-Q, filed with the SEC on August 14, 2001, we discussed the existence of disputes between Touch America and Qwest Communications Corporation (Qwest) and Qwest's initiation of actions before the American Arbitration Association and the Denver County Colorado District Court. We also outlined Touch America's plan to defend and counter claim in those forums. For further information regarding these disputes, see Note 12, "Contingencies," under the "Qwest Communications Corporation" heading.

In addition, on August 8, 2001, we received notification from Qwest that if Touch America does not agree to conditions that we believe are arbitrary and onerous, it would immediately, or in the near future, among other things:

- stop providing certain essential local and interchange services to Touch America;
- suspend work on Touch America service orders;
- refuse to accept Touch America orders for new services;
- require an expedite fee in advance of providing contracted services to Touch America;
- discontinue billing and collection services for Touch America; and
- discontinue other necessary services.

Furthermore, Qwest has revoked Touch America's write access to switches leased from Qwest.

Touch America views the Qwest actions to date and the threatened actions in their notifications to be in violation of law, in breach of various agreements Touch America has with Qwest, and in violation of Qwest's published tariffs and the FCC divestiture order related to Qwest's acquisition of U S WEST.

In response to Qwest's actions, on August 22, 2001, Touch America filed a complaint in Federal District Court in Missoula, Montana, seeking preliminary and final injunctive relief and money damages from Qwest for the economic harm Touch America would incur if Qwest carried out its threatened actions. On August 24, 2001, the presiding judge denied our request for a temporary restraining order, citing a reluctance to issue relief without a hearing on the merits. A hearing is scheduled for September 17, 2001.

Touch America believes it is entitled to the relief requested in the Federal District Court proceedings, but we are unable at this time to predict the outcome of Qwest's actions or how they may impact our consolidated financial position, results of operations, or cash flow.

Qwest has also notified Touch America of its intent to cease purchasing – within 30, 60, and 90-day periods – certain telecommunication services which we currently provide to them under various contracts. Touch America receives approximately $100,000,000 to $120,000,000 in revenue on an annualized basis for these services and we expect that the termination of these services could reduce our annual pre-tax income in the range of no impact to $10,000,000 before any early termination fees.

Class Action Lawsuit

On August 16, 2001, eight individuals filed a lawsuit naming Montana Power Company, its current Board of Directors, three current officers of both Touch America and The Montana Power Company, and PPL Montana, LLC (PPL Montana) as defendants. The complaint plaintiffs allege that Montana Power and its directors and officers had a legal obligation and a fiduciary duty to obtain shareholder approval before the sale of our former electric generation assets to PPL Montana. As previously reported, we completed the sale of the electric generation assets to PPL Montana in December 1999. The plaintiffs further allege that because shareholders did not vote, the sale of the generation assets is void and PPL Montana is holding these assets in constructive trust for the shareholders.

Alternatively, the plaintiffs allege that shareholders should have been allowed to vote on the sale of the generation assets and, if an appropriate majority vote was obtained in favor of the sale, the shareholders should have been given dissenters rights. The plaintiffs also make various claims of breaches of duty and negligence against the Board of Directors and the individual officers. The plaintiffs have indicated that they will seek court approval to proceed with this suit as a class action.

The Montana Power Company and its directors and officers have fully complied with their statutory and fiduciary duties. Accordingly, we will defend the suit vigorously. At this early stage of the litigation, however, we cannot predict the outcome.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000, at Part I, "Warnings About Forward-Looking Statements." Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        THE MONTANA POWER COMPANY
                                        _____
                                               (Registrant)

                                   By   /s/ J.P. Pederson
                                        _____
                                         J.P. Pederson
                                         Vice Chairman and Chief
                                            Financial Officer

Dated: August 30, 2001